IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

Allegheny Ventures, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

This certificate is filed pursuant to Rule 24 for the quarter ended September 30, 2005. Allegheny Energy, Inc. (“Allegheny Energy”) has not made any capital contributions to Allegheny Ventures, Inc. (“Allegheny Ventures”) and its subsidiaries during the three months ended September 30, 2005. Other specific activities performed by Allegheny Ventures during the three months ended September 30, 2005 are shown below.

I. Description of Activities

Consulting and Engineering Services

Allegheny Ventures, through its subsidiaries, provided engineering, consulting, procurement and energy-related services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Energy Management Services:

APS Cogenex

Allegheny Ventures and Cogenex Corporation continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex, LLC. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. APS Cogenex LLC is currently pursuing an additional development project at the same location as previous projects, known as Project 14. Under terms of Amendment No. 2 to the APS Cogenex LLC Operating Agreement, Allegheny Ventures has no obligation for additional non-voluntary capital contributions to APS Cogenex LLC, including Project 14. No additional investments were made during three months ended September 30, 2005.

Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

During the three months ended September 30, 2005, Allegheny Ventures did not make any incremental capital contributions to its EWGs or FUCOs investments.

Communications

Allegheny Ventures, through Allegheny Communications Connect, provides state-of-the-art communications services to the wholesale and business markets and communication services to its affiliates.

Other Activities

Allegheny Ventures owns a 25% working interest in a producing gas well in Clay County, West Virginia. The well is operated by the Energy Corporation of America.

II. Guarantees or Assumption of Liabilities

Allegheny Energy did not provide any guarantees or assume any liabilities on behalf of Allegheny Ventures or its subsidiaries during the three months ended September 30, 2005.

III. Services Provided by Allegheny Ventures to Associate Companies:

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the three months ended September 30, 2005.

IV. Factoring Activities:

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the three months ended September 30, 2005.

ALLEGHENY ENERGY, INC.
ALLEGHENY VENTURES, INC.

	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
Dated: November 29, 2005		Chief Accounting Officer

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended	Twelve months ended
	September 30,	September 30,
(In thousands)	2005	2005

Operating revenues	$12,752	$36,325

Operating expenses:
Operations and maintenance	27,092	49,663
Depreciation and amortization	670	2,532
Taxes other than income taxes	189	668
Total operating expenses	27,950	52,863

Operating loss	(15,198)	(16,538)

Other (expenses) income, net	(159)	5,367

Interest benefit	(22)	(185)

Loss before income taxes	(15,335)	(10,986)

Income tax benefit	(4,499)	(4,368)

Net loss	$(10,837)	$(6,618)

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(unaudited)

September 30,
(In thousands)	2005

ASSSETS
Current assets:
Cash and cash equivalents	$6,516
Accounts receivable:
Customer	1,408
Other	2,174
Allowance for doubtful accounts	(34)
Materials and supplies	2,443
Prepaid taxes	177
Other	460
Total current assets	13,144

Property, plant and equipment:
In service, at original cost	44,608
Accumulated depreciation	(10,605)
Subtotal	34,003
Construction work in progress	(534)
Total property, plant and equipment	33,469

Investments and other assets:
Unregulated investments	3,061
Other	360
Total investments and other assets	3,421

Deferred charges	45

Total assets	$50,079

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$18,794
Accounts payable to affiliates, net	707
Accrued income taxes	(3,731)
Other	(2,169)
Total current liabilities	13,601

Deferred income tax credits	(24,442)

Other liabilities	1,062

Stockholder’s equity	59,858

Total liabilities and stockholder’s equity	$50,079